Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge, Ontario L4H 4G3
Canada

March 13, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Joseph Klinko Gus Rodriguez

RE:	Waste Connections, Inc. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2022 Filed February 16, 2023 File No. 001-34370

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 28, 2023. For your convenience, the Company’s responses are prefaced by the Commission’s comments in bold text. All capitalized terms used but not defined herein shall have the meanings given to them in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022.

Form 10-K for the Fiscal Year ended December 31, 2022

Non-GAAP Financial Measures, page 72

1.            We note your disclosure explaining that you present a measure of adjusted free cash flow because it is widely used as a liquidity measure in the solid waste industry. You include a reconciliation between this non-GAAP measure and net cash flows provided by operating activities, which is generally regarded as a liquidity measure, and identify adjustments for various cash transactions in defining the measure. However, you also disclose that you are using the adjusted free cash flow measures to evaluate and monitor the ongoing financial performance of your operations and explain that you “further adjust” the calculation to exclude the effects of items that you believe impact your ability to assess the operating performance of the business.

Please expand your disclosure to explain how management is using the non-GAAP adjusted free cash flow measures to assess performance, include the reasons you believe the measures are useful to investors, and provide a reconciliation between the most directly comparable GAAP measure of performance and your non-GAAP measures to comply with Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

U.S. Securities and Exchange Commission
March 13, 2023

Please also revise your description of adjusted free cash flow to encompass all of the adjustments depicted in your reconciliation and to clarify why distributions to noncontrolling interests are mentioned but do not appear in the reconciliation.

Response:

In response to the Staff’s comments, going forward we propose to adjust our disclosure to clarify that adjusted free cash flow is a liquidity measure only. We believe that net cash provided by operating activities, the most comparable GAAP financial measure, has been sufficiently reconciled to adjusted free cash flow, and that the reconciliation complies with Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

Beginning with our disclosures for the 2023 fiscal period and including interim periods thereof, we will update the introductory commentary of our disclosure to read substantially as follows:

“We present adjusted free cash flow, a non-GAAP financial measure, supplementally because it is widely used by investors as a liquidity measure in the solid waste industry. We calculate adjusted free cash flow as net cash provided by operating activities, plus or minus change in book overdraft, plus proceeds from disposal of assets, less capital expenditures for property and equipment and periodic distributions to noncontrolling interests. We further adjust this calculation to exclude the effects of items management believes impact the ability to evaluate the liquidity of our business operations. This measure is not a substitute for, and should be used in conjunction with, GAAP liquidity or financial measures. Other companies may calculate adjusted free cash flow differently.”

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (832) 442-2253.

Sincerely,

/s/ Mary Anne Whitney
Mary Anne Whitney
Executive Vice President and Chief Financial Officer

cc:	Worthing F. Jackman – President and Chief Executive Officer